

Mail Stop 3030

July 30, 2009

VIA U.S. MAIL and FACSIMILE

Mr. David J. Schramm
Chief Executive Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, California 92123

      RE: **Maxwell Technologies, Inc.**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed February 20, 2009
             File No. 1-15477

Dear Mr. Schramm:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Significant Customers, page 15

1. In future filings, please identify the name(s) of 10% or greater customers, or tell us why the 15% customer referred to in this section was not named. See Regulation S-K Item 101(c)(vii).

We could be subject to future audits by the Defense Department…, page 24

2. In future filings, please expand this risk factor to more fully describe the government audit process and the risk(s) presented to you by the audits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Critical Accounting Policies, page 44

3. We note in your critical accounting policies the disclosure for revenue recognition and inventory merely repeat the policies from your significant accounting policies footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. For further guidance, please refer to SEC Interpretive Release No. 33-8350. Revise future filings to comply.

Financial Statements, page 51

Notes to consolidated Financial Statement, page 57

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 57

Business Enterprise Information, page 66

4. Disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments. Please revise your

disclosures in future filings to comply with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Schedule 14A filed 4/09/09

Annual Incentive Bonuses, page 25

5. In the first sentence of this section you state that bonuses are "based on achievement of annual performance targets and other management objectives." However, in the seventh sentence of the first paragraph you state that bonuses are paid in the discretion of the compensation committee. In your response and in future filings, please further explain and, as necessary, reconcile this disclosure.

6. In addition, please note that performance targets that must be achieved in order for your named executive officers to earn incentive compensation (including annual and equity incentive awards) must be disclosed. If you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers, or how likely it would be for the company, to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty associated with achieving performance goals are not sufficient.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 7

Note 12 – Commitments and Contingencies, page 16

7. We see disclosures herein that you are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. We also see you indicate that as a result of an internal review, you are currently conducting an inquiry into the nature of certain payments made to your independent sales agent in China with respect to sales of Maxwell's high voltage capacitor products produced by your Swiss subsidiary. If it is at least reasonably possible that any unaccrued amount related to a contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or

indicate no such estimate can be made. Please revise your disclosures in future filings to comply with paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris, Examiner at (202) 551-3601 or Daniel Morris, Special Counsel at (202) 551-3314 if you have questions on any other comments.

Sincerely,

Jay Webb
Reviewing Accountant